October 15, 2014

VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	RidgeWorth Funds (“Registrant”)
(File Nos. 033-45671, 811-06557)

Dear Ms. Fettig:

This letter responds to the comments on Annual Reports (the “Reports”) included in the Registrant’s Form N-CSR on behalf of the Registrant’s series (the “Funds”) filed on EDGAR on June 6, 2014, that you provided by telephone on Wednesday, September 17, 2014. Your comments have been summarized below, each of which is followed by the Registrant’s response.

EDGAR

1.	Comment: Please review the EDGAR Series and Class identifier numbers to ensure that such identifiers for merged or liquidated funds are not still active and all ticker symbols have been updated.

Response:	The Registrant has reviewed the EDGAR Series and Class identifier numbers and set as “Inactive” those which apply to merged or liquidated funds and updated the ticker symbol information.

August 1, 2014 Registration Statement

2.	Comment: Please explain supplementally the nature of the adjustments for those Funds that provided amounts for “Other Expenses” that were restated to reflect current fees. Please confirm that there were no adjustments for economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets in accordance with Instruction 3(d)(iii) to Item 3 of Form N-1A.

Response:	If the expenses of any share class of a Fund are expected to deviate by more than 5 bps in the current year from the expenses incurred as of the most recent fiscal year end, “Other Expenses” are restated for each of that Fund’s share classes in order to more accurately reflect the current fees which shareholders may expect to pay. The Registrant confirms there were no adjustments for economies of scale or breakpoints in a fee arrangement resulting from an increase in the Fund’s assets in accordance with Instruction 3(d)(iii) to Item 3 of Form N-1A.

March 31, 2014 Annual Report

3.	Comment: Please revise the disclosure in the Management Discussion of Fund Performance to include derivatives for those funds that use derivatives as a significant part of their principal investment strategy, including the High Income Fund, Seix High Yield Fund, Total Return Bond Fund, Ultra-Short Bond Fund and U.S. Government Securities Ultra-Short Bond Fund.

Response:	None of the Funds use derivatives as a significant part of their principal investment strategy.

4.	Comment: Please consider revising the disclosure in the Management Discussion of Fund Performance for the International Equity Index Fund to clarify how the Adviser defines “net” with respect to the returns of the Fund’s benchmark.

Response:	Registrant will add the requested disclosure.

5.	Comment: Please confirm that the index for the Aggressive Growth Allocation Strategy changed during the previous fiscal year. If the index has changed, please include disclosure in the prospectus explaining the reason(s) for the change and comparing the Fund’s annual change in the value of an investment in the hypothetical account with the new and former indices, pursuant to Instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A.

Response:	The broad based index of the Aggressive Growth Allocation Strategy did not change, however, in 2012, the Barclays U.S. Aggregate Bond Index was added for comparison purposes as the Fund added a fixed income component to its portfolio. The Registrant believes that it has followed Instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A, as it did not replace its broad based index.

6.	Comment: For the Schedules of Portfolio Investments, please disclose the cash rate of interest separately from the payment-in-kind rate of interest, if applicable.

Response:	The Registrant believes this applies more to Business Development Companies than to the Funds.

7.	Comment: Please add “Commitments and Contingencies” as a line item to the Financial Statements for Funds that have unfunded commitments or contingencies pursuant to section 210.6-04.15 of Regulation S-X. Please include a note to the financial statements that details unfunded commitments and contingencies.

Response:	Registrant will add the requested disclosure.

8.	Comment: Please confirm supplementally that the Total Return Bond Fund has coverage when selling protection on credit default swaps.

Response:	The Fund maintains appropriate cover based on the initial margin requirement and daily profit and loss on cash settled derivatives, marked to market daily. Registrant believes this is consistent with Section 18(h) of the Investment Company Act of 1940 and IC Release 10666 (April 18, 1979).

9.	Comment: If an Allocation Strategy holds 25% or more of an underlying Fund, please provide information describing how shareholders may obtain the Report of the underlying Fund.

Response:	Registrant will add the requested disclosure.

10.	Comment: Please disclose the total amounts payable to the Trustees pursuant to section 210.6-04.12 of Regulation S-X.

Response:	Registrant will add the requested disclosure.

11.	Comment: Please consider disclosing in the Notes to Financial Statements whether each Fund is diversified as that term is defined in the Investment Company Act of 1940.

Response:	Registrant will add the requested disclosure.

12.	Comment: Please revise the disclosure related to the three-tier hierarchy for measuring fair value in Note 2 in the Notes to Financial Statements to match the detail provided in the Schedule of Investments for those Funds with more than one level of investments.

Response:	Registrant will add the requested disclosure.

13.	Comment: If an Allocation Strategy holds 25% or more of an underlying Fund, please revise the disclosure in section “Investment Valuation” in Note 2 in the Notes to Financial Statements for each Allocation Strategy to include information describing how shareholders may obtain the Report of the underlying Fund.

Response:	Registrant will add the requested disclosure.

14.	Comment: Please revise the disclosure in section “Foreign Investment Risks” in Note 2 in the Notes to Financial Statements to provide further information relating to foreign capital gains tax, accounting policy for taxes and location of any applicable taxes.

Response:	Registrant will add the requested disclosure.

15.	Comment: With respect to the Report for Fixed Income Funds, please include disclosure for all master netting arrangements, regardless of whether the netting is used, and include disclosure whether qualitative offsetting is used.

Response:	Registrant confirms that it does not currently have any master netting arrangements.

16.	Comment: With respect to the Report for Fixed Income Funds, please revise the disclosure to further clarify why each Fund invested in derivatives during the period.

Response:	Registrant will revise the disclosure.

17.	Comment: Please confirm and clarify disclosure in the Notes to Financial Statements to indicate that the Adviser may only recapture waivers and reimbursements to an extent that will not exceed the current contractual expense limitation.

Response:	Registrant will add the requested disclosure.

18.	Comment: Please confirm and clarify disclosure in the Notes to Financial Statements to indicate that the Adviser will only recapture contractual waivers or reimbursements and will not recapture any of the prior voluntary waivers or reimbursements.

Response:	Registrant will add the requested disclosure.

19.	Comment: With respect to the Trustees and Officers of the Funds, please include a statement that the SAI includes additional information about the Trustees and is available, without charge, upon request, and provide a toll-free (or collect) telephone number for shareholders to call to request the SAI pursuant to Item 27(b)(6) of Form N-1A.

Response:	Registrant will add the requested disclosure.

20.	Comment: Please revise the disclosure relating to the Annual Approval of Investment Advisory and Subadvisory Agreements to meet the specificity requirements of Instruction 2 of Item 27(d)(6) of Form N-1A.

Response:	Registrant believes the disclosure meets the requirements of Instruction 2 of Item 27(d)(6) of Form N-1A. When there is information relating to a particular Fund that is significantly different from the information applicable to all Funds, Registrant includes that information in the disclosure. Registrant is aware of the concern and will continue to pay particular attention to disclosing any difference in the considerations applicable among the Funds.

* * * * *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form N-CSR and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in this Form N-CSR do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at (617) 662-0845 if you have any questions concerning the foregoing.

Sincerely,

/s/ Danio Mastropieri
Danio Mastropieri

cc:	J. Short
J. M. O’Donnell